SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            (Amendment No. _______)*

                                Micropoint, Inc.
                                ----------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                      ------------------------------------
                                 (CUSIP Number)

             Douglas Odom, 6906 South 300 West, Midvale, Utah 84047
             ------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 9, 1998
                                  -------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

         Check the following box if a fee is being paid with this statement:[X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                                CUSIP No. _______

--------------------------------------------------------------------------------
(1)  Names of Reporting Persons.  S.S. or
     I.R.S. Identification Nos. of Above                Bull Ventures Ltd.
     Persons                                             Tax ID No. = N/A
--------------------------------------------------------------------------------
(2)  Check the Appropriate box if a Member             (a)    X
     of a Group (See Instructions)                     (b)
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)                       00
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization                   Bahamas
--------------------------------------------------------------------------------
Number of Shares           (7)  Sole Voting
 Beneficially Owned              Power                       890,444
 By Each Reporting         -----------------------------------------------------
 Person With               (8)  Shared Voting
                                 Power
                           -----------------------------------------------------
                           (9)  Sole Disposi-
                                 tive Power                  890,444
                           -----------------------------------------------------
                           (10) Shared Dis-
                                 positive Power
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by
      Each Reporting Person                                  890,444
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row
      (11) Excludes Certain Shares (See In-                     X
      structions)
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount
      in Row (11)                                              4.97
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                00
--------------------------------------------------------------------------------

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter diclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

Item 1.           Security and Issuer.

                  This statement is related to the Common Stock, of Micropoint, Inc., a Delaware corporation ("Micropoint"). The address of the principal executive offices of Micropoint is 6906 South 300 West, Salt Lake City, Utah 84047.


Item 2.           Identity and Background.

                  (a) The person filing this statement is Bull Ventures, Ltd., a Bahamas company.

                  (b) Bull Ventures Ltd. maintains a business address at Catrina Court, 101 East Hill Place, Nassau, Bahamas.

                  (c)  Bull  Ventures  is an  independently  owned  and  managed
company  engaged  in  investments  in  other   companies.   Currently  its  only
investments are in cash and in shares of the Common Stock of Micropoint.

                  (d) Bull Ventures Ltd. has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

                  (e) Bull Ventures Ltd. has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Bull Ventures, Ltd. is a Bahamian company.


Item 3.           Source and Amount of Funds or Other Consideration.

                  On April 9, 1998, Micropoint exchanged shares of its unregistered common stock for all of the issued and outstanding capital stock of Flexpoint, Inc., a Utah corporation. All of the Micropoint Common Stock legally and beneficially owned by Bull Ventures as shown in this Schedule 13D were acquired in exchange for shares of Flexpoint on April 9, 1998. For ease and clarity of understanding and reporting, Bull Ventures will report its acquisitions and transfers of shares as involving Micropoint securities, although all transactions prior to April 9, 1998 were actually in Flexpoint securities. Similarly references to transactions "with Micropoint" or "with shareholders of Micropoint" actually took place with Flexpoint and with shareholders of Flexpoint if occurring prior to April 9, 1998.

Bull Ventures Ltd. acquired shares of Micropoint Common Stock in the following transactions, at the following prices and at the following times:

        Date         Number of Shares     Price             Circumstances

        1/98         1,957,111 shares*    $0.1532           3rd party Purchase

        * Bull Ventures sold 1,066,667 shares of Micropoint on April 11, 1998 at $0.75 in arm's length private third party transactions.


Item 4.           Purpose of Transaction.

                  Bull Ventures Ltd. acquired the shares of Micropoint Common Stock in a cash purchase from a shareholder of Micropoint. The purchase price was financed pending the subsequent sale, the proceeds of which provided cash to retire all financing of the original purchase. Such securities are being held for investment and without any intention of further acquisitions.

                  Except as disclosed above, Bull Ventures has no present plans or proposals which relate to or would result in:

                  (a) The acquisition by any person of additional securities of Micropoint, or the disposition of securities of Micropoint;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Micropoint or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of Micropoint or any of its subsidiaries;

                  (d) Any change in the present board of directors or management of Micropoint, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) Any material change in the present capitalization or dividend policy of Micropoint;

                  (f) Any other material change in Micropoint's business or corporate structure, including but not limited to, if Micropoint is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

                  (g) Changes in Micropoint's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Micropoint by any person;

                  (h) Causing a class of securities of Micropoint to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of Micropoint becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"); or

                  (j) Any action similar to any of those enumerated above.


Item 5.           Interest in Securities of the Issuer.

                  (a) Bull Ventures declares itself to be the beneficial owner of 890,444 shares of Micropoint Common Stock. This results in a total of approximately 4.97% of the fully diluted outstanding shares, of Micropoint Stock as of the date hereof. This number of shares does not include any shares held by Messrs. Jules A. DeGreef or John Sindt, who are affiliated with Bull Ventures as investment consultants, but as to whose shares Bull Ventures disclaims any legal or beneficial ownership.

                  (b) There is no voting agreement to which Bull Ventures is a party with respect to Micropoint shares.

                  (c) As described in Items 3 and 4 above, Bull Ventures acquired its shares in Micropoint in arms length private purchase transactions with another shareholder of Micropoint.

                  (d)  Not applicable.

                  (e)  Not applicable


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Messrs. DeGreef and Sindt, as disclosed above, are employed as investment consultants to Bull Ventures. The recommendations of Messrs. DeGreef and/or Sindt with respect to the voting or sale of Bull Ventures' Micropoint shares will be persuasive to Bull Ventures, but not controlling.


Item 7.           Material to be Filed as Exhibits.  None.

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  Dated as of the 21st day of July, 1998.




                                              Bull Ventures Ltd.


                                              /s/ Pat Brody
                                              -------------------
                                              Authorized Officer